Exhibit 1.02

Conflict Minerals Report

This is the Conflict Minerals Report for Identiv, Inc. (“Identiv”, “we” or “our”), filed with the United States Securities and Exchange Commission (SEC) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2013 to December 31, 2013.

The report presented herein has not been audited by an independent private sector auditor, as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, then such audit is not required.

1.	Company Overview

Identiv provides secure identification (Secure ID) solutions that allow people to gain access to the buildings, networks, information, systems and services they need – while ensuring that the physical facilities and digital assets of the organizations they interact with are protected.

2.	Products Overview

Through internal development and targeted acquisitions, we have built a platform of foundational technologies, including smart card-based security, radio frequency identification (RFID), near field communication (NFC) and cloud-based service delivery. We leverage these core identification technologies to offer a comprehensive range of Secure ID solutions for the Consumer ID, Employee ID, Citizen ID and Asset ID markets. Our identification products, fully integrated systems and services enable Secure ID applications including access control, cyber security, identity management and contactless ticketing. Some of our products like Control Panels, Readers, and some Smart Cards require the use of tin, tungsten, tantalum, and gold, which are conflict minerals, while other products like RFID Inlays, Smart Tickets, Smart labels do not require the use of conflict minerals.

We determined that during the 2013 calendar year, we manufactured or sub-contracted to manufacture products containing conflict minerals and that the use of these minerals is necessary to the functionality or production of these products.

3.	Supply Chain Overview

Our supply chain is complex. There are multiple tiers between our company and the mines. Accordingly, we rely on our direct suppliers to provide information on the origin of the conflict minerals contained in components which are included in our products. The methods we used to try to determine the origin of conflict minerals in our products included:

•	sending letters to our direct suppliers, explaining the rule and referring the suppliers to online training materials and instructions;

•	soliciting survey responses from relevant suppliers of components of our products, using the standard Conflict Minerals Reporting Template designed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI);

•	reviewing responses that we received from our suppliers and following up on inconsistent, incomplete, and inaccurate responses; and

•	sending reminders to suppliers who did not respond to our requests for information.

4.	Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion

We conducted an analysis of our products and found that the above SEC defined “conflict minerals”, can be found in our products and are necessary to the functionality or production of those products.

We conducted a survey of our active suppliers using a template developed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI), known as the Conflict Minerals Reporting Template. The template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. This template is being widely adopted by many companies in their due diligence processes related to conflict minerals.

At the outset of our 2013 RCOI, we elected to survey our entire known component and outsourced manufacturing supply chain. During the process of our review, we identified eighty two (82) suppliers who fell within the scope of our RCOI. We sent the Conflict Minerals Reporting Template to those direct suppliers and received sixty seven (67) responses. Some of these responses indicated that the suppliers were unsure of the origin of the conflict minerals that they supplied to us.

Due to the breadth and complexity of our products and supply chain, it will take time for many of our suppliers to verify the origin of all of the minerals, and they may not succeed in determining the origin of all or any such minerals.

Despite having conducted a good faith RCOI and due diligence process, we do not currently have sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country, collectively defined as the “Covered Countries,” and are not from recycled or scrap sources. Using our supply chain due diligence processes, we hope to further develop transparency into our supply chain.

5.	Conflict Minerals Status Analysis and Conflict Status Conclusion

We have concluded that our supply chain remains “DRC conflict undeterminable”. We reached this conclusion because we have been unable to determine the origin of all of the 3TG used in our products.

6.	Due Diligence Program

6.1	Conflict Minerals Policy

Our policy with respect to the sourcing of conflict minerals can be found at www.identiv.com, under the heading “Corporate Governance”. The content of any website referred to in this report is included for general information only and is not incorporated by reference in this report.

6.2	Due Diligence Process

6.2.1	Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with the second edition of the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold and for tin, tantalum and tungsten. We designed our due diligence process to conform in all material respects with these OECD guidelines.

Our conflict minerals due diligence process includes: the development of a Conflict Minerals Policy, establishment of governance structures with cross functional team members and senior executives, and communication with suppliers. We took measures to ensure that the findings of our supply chain risk assessment are reported to designated members of our senior management, including our CEO, CTO, CFO, and VP of Operations.

6.2.2	Record Maintenance

We have established our due diligence compliance process and a documentation and record maintenance procedure to ensure the retention of relevant documentation in a structured electronic database.

6.3	Steps to Be Taken to Mitigate Risk and Maturing Due Diligence Program

As we continue to implement our due diligence program, we intend to enhance our supplier communication and to improve our due diligence data accuracy in order to mitigate the risk that the necessary conflict minerals contained in our products could benefit armed groups in the Covered Countries. We will (a) continue to engage with our suppliers to improve the completeness and accuracy of information provided to us; (b) repeat our request that our suppliers continue to encourage facilities they have identified in their supply chains to become listed as compliant with the Conflict Free Smelter Program (or to become certified or accredited pursuant to a similar assessment program such as those of the Responsible Jewelry Council’s Chain-of-Custody Certification Program or the London Bullion Market Association’s Responsible Gold Program; and (c) continue to work with relevant trade associations to define and improve best practices.

7.	Identify and Assess Risk in the Supply Chain

We have contacted eighty two (82) suppliers who fell within the scope of our RCOI. We sent the Conflict Minerals Reporting Template to those direct suppliers and received sixty seven (67) responses. Some of these responses indicated that the suppliers were unsure of the origin of the conflict minerals that they supplied to us.

8.	Audit of Supply Chain Due Diligence

We do not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of the other entities in our supply chain. However, we do rely upon industry efforts to influence smelters and refineries to participate in the EICC/GeSI Conflict-Free Smelter Program.

9.	Continuous Improvement Efforts to Mitigate Risk

We intend to undertake the following next steps to improve the due diligence process and to gather additional information which will assist us to determine whether the conflict minerals we utilize benefit armed groups contributing to human rights violations:

•	continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals;

•	examine the possibility of establishing new terms and conditions in supplier contracts that stipulate responses to conflict mineral related inquires; and

•	attempt to validate supplier responses using information collected via independent conflict free smelter validation programs such as the Electronic Industry Citizenship Coalition / Global e-Sustainability Initiative (EICC/GeSI) Conflict Free Smelter Program.